UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GLIDELOGIC CORP.

(Name of Registrant)

Nevada	000-56441	98-1575837
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

21/1 Erkindik Ave, Ste. 187

Bishkek, Kyrgyzstan 720000

(Address of Principal Executive Offices)

(786) 708-6089

(Registrant’s Telephone Number)

McMurdo Law Group, LLC

1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

(917) 318-2865

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

GLIDELOGIC CORP.

21/1 Erkindik Ave, Ste. 187

Bishkek, Kyrgyzstan 720000

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Legacy Ventures International, Inc. (the “Company”) at the close of business on May 23, 2023 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about May 23, 2023.

Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

As of May 23, 2023, Daniella Strygina (the “Seller”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Seller agreed to sell to Star Success Business, LLC (the “Purchaser”), 2,000,000 common shares of the Company (the “Shares”) owned by the Seller for a total purchase price of $500,000. As a result of the sale there will be a change of control of the Company, and the transaction was closed on May 23, 2023. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Seller and the Purchasers.

In connection with the sale under the Stock Purchase Agreement, (A) the Seller, who is one of the Company’s officer and director, and (B) Aizhan Salmorbek Kyzy, the other director, have agreed to (a) appoint Dapeng Ma and Yitian Xue (the “Designees”) as director and officer, as applicable, of the Company, subject to the filing and dissemination of this Information Statement, and (b) submit their resignations as the directors and officer of the Company, subject to the filing and dissemination of this Information Statement. As a result thereof, the Designees will then constitute the entire Board of Directors of the Company.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 75,000,000 shares of common stock, par value $.001 per share, of which 2,663,750 shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and executive officers of the Company:

Name	Position/Title
Daniella Strygina(1)	President, Secretary, Treasurer and Director

Aizhan Salmorbek Kyzy(1)	Director

(1)	Daniella Strygina and Aizhan Salmorbek Kyzy will resign all of their positions when the change of control is completed, on or about June 5, 2023.

The following sets forth biographical information regarding the Company’s current directors and officers:

Name and Address	Position/Title
Daniella Strygina	President, Secretary, Treasurer and Director
21/1 Erkindik Ave, ste. 187 Bishkek, Kyrgyzstan 720000

Aizhan Salmorbek Kyzy 21/1 Erkindik Ave, ste. 187 Bishkek, Kyrgyzstan 720000	Director

Daniella Strygina has acted as our President, Secretary, Treasurer and Director since we incorporated on December 11, 2020. Ms. Strygina graduated from Kyrgyz State Technical University in 2018. She has a master’s degree in Informational Technologies. In 2017, she established a software development company, Dani Tech LLC, in Bishkek, Kyrgyz. Since 2020, she has been working on the Glidelogic Corp. projects and developing encrypted messenger app on the blockchain technologies. We believe that Ms. Strygina’s specific experience, qualifications and skills will enable to develop our business.

Ms. Aizhan Salmorbek Kyzy, age 29, has served as a CEO at ML Tech Solutions, LLC. since March 2019. From September 2016 to February 2019, Ms. Aizhan Salmorbek Kyzy served as a CTO at Vinero IT, LLC. Ms. Aizhan Salmorbek Kyzy has a master’s degree in Software Engineering and IT Management from the Kyrgyz State Technical University.

Set forth below is information describing the Company’s proposed new directors (the “Designees”), to be designated pursuant to the terms of the Stock Purchase Agreement:

Name and Address	Position/Title
Dapeng Ma	President and Chairman of the Board of Directors

Yitian Xue	Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, Director

Dapeng Ma, aged 44, is a Chinese citizen and a permanent resident of the United States, currently living in Los Angeles, California. He received his Bachelor of Arts degree from Tianjin University of Technology. Mr. Ma is a co-founder, board director, and Chief Operating Officer of Movie & Fashion Media (Beijing) Co., Ltd., an entity under the China Movie Media Group. In addition, he also holds the position of COO at Propaganda GEM Inc., a highly recognized entertainment marketing company in the United States.

In 2015, Wanda Film (002739), a company listed on the Shenzhen A-share market, purchased Movie & Fashion Media (Beijing) Co., Ltd. entirely. The acquisition led to a name change to Wanda Cinema Line Media in 2016 and another in 2017, when it became known as Wanda Media. As a result, Mr. Ma adopted the roles of COO and Senior Vice President. Under Mr. Ma’s proficient guidance, Wanda Cinema (002739) proceeded to fully acquire Propaganda GEM Inc. in 2016. The latter, established in 1991, holds a position in the realm of American entertainment marketing. By 2018, Mr. Ma had ascended to the rank of Chief Operating Officer at Propaganda GEM Inc.

Since 2018, Mr. Ma has joined forces with Propaganda GEM founder Ruben Igielko-Herrlich on hundreds of projects within the Hollywood entertainment marketing sector. Their collaborative efforts encompass numerous companies such as Marvel, Disney, Warner, Fox, Paramount, and Sony, covering hundreds of cases.

Yitian Xue, 45 years old, currently resides in Los Angeles. He is a graduate of Shanghai Jiao Tong University, where he earned his degrees in Computer Science and Applications. Mr. Xue has a track record in managing IT projects. He held the position of IT Manager at Shanghai Cellstar International Trading, responsible for overseeing the company’s IT outsourcing.

Mr. Xue has a robust track record in managing IT projects. He held the position of IT Manager at Shanghai Cellstar International Trading, responsible for overseeing the company's IT outsourcing. His leadership skills were further showcased at EntroSpect Solutions, where he climbed the ranks from Project Manager to Director of Development.

In 2013, Mr. Xue founded Tancal Technology, Inc. This company specializes in FinTech solutions, offering services such as payment gateway solutions, commodity trading strategies, and cryptocurrency trading platforms. Moreover, Tancal Technology, Inc. provides advanced solutions such as risk management systems, data analytics, and software development services, underlining Mr. Xue’s innovative approach to technology and business. In 2019, Mr. Xue co-founded Streamline USA Inc. with Dapeng Ma. This Los Angeles-based creative and marketing agency benefits from Mr. Xue’s expertise as the CTO and Vice President, overseeing software development and IT infrastructure. His commitment to leveraging advanced technology solutions solidifies his status as a key player in both the technology and marketing industries.

There is no relationship between the Seller and the Designee. The Designee has no material plan, contract or arrangement (written or not written) to which a proposed new director or officer is a party, or in which either participates, that is entered into, or a material amendment, in connection with the triggering event or any grant or award to any such covered person or modification thereto, under any such plan, contract or arrangement in connection with any such event.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our sole director and officer nor the Designee has been:

●	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Stock Purchase Agreement:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock, par value $0.001	Daniella Strygina 21/1 Erkindik Ave, ste. 187, Bishkek, Kyrgyzstan 720000	2,000,000	75%

Common Stock, par value $0.001	Aizhan Salmorbek Kyzy 21/1 Erkindik Ave, ste. 187 Bishkek, Kyrgyzstan 720000	0	0%

Common Stock, par value $0.001	All Executive Officers and Directors as a Group (2 people)	2,000,000	75%

The following sets forth the beneficial ownership information after the closing of the Stock Purchase Agreement:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock, Par value $0.001	Dapeng Ma(1)	1,000,000	37.5%

Common Stock, Par value $0.001	Yitian Xue(1)	1,000,000	37.5%

(1)	The shares are held by Star Success Business, LLC. Yitian Xue is the control person. Dapeng Ma is a member.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), the officer, directors and 10% beneficial stockholder of the Company failed to file, on a timely basis, any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ending January 31, 2023.

COMPENSATION OF DIRECTORS AND OFFICERS

For the years ended January 31, 2023 and 2022, the Company’s sole Director and Officer, earned fees of $0 respectively.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. These functions are currently performed by the Board of Directors, which currently consists of two persons. We do not have an audit committee charter or nominating committee charter.

Our Board of Directors does not currently have an expressed policy with regard to the consideration of any director candidates recommended by stockholders because the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis. Our Board of Directors does not currently have any formal minimum criteria for nominees. We have not received any recommendations for director nominees from any stockholders.

None of our current directors, nor any of the proposed directors following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended June 30, 2021, and the fiscal year ended June 30, 2020, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to: Legacy Ventures International Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the current sole director and officer, nor the Designee, nor holders of more than ten percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the fiscal year ended January 31, 2023, and the fiscal year ended January 31, 2022, in any transaction or proposed transaction which may materially affect the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

GLIDELOGIC CORP.
May 24, 2023
/s/ Yitian Xue
	By:	Yitian Xue
	Title:	CEO